**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 2, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Railcar Industries, Inc.**

**File No. 000-51728 - CF#32096**

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American Railcar Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K on February 20, 2015.

Based on representations by American Railcar Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.38            through October 16, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary